August __, 2012

Re: 2012 Subscription Rights Offering

President's Letter

TO OUR SHAREHOLDERS:

The Company is pleased to extend, in the enclosed prospectus, a right to purchase one share of Corning Natural Gas common stock for each eight shares that you currently own at a price of $15.75 per share. Included also is the right to oversubscribe if you so choose. As is explained in the prospectus, we believe that the rights offering will strengthen our financial condition through generating additional cash, reducing certain current outstanding debt, and increasing our shareholders' equity.

The additional equity will provide capital to assist in funding infrastructure improvement projects, including pipeline replacement and system reliability capital projects, required by the New York State Public Service Commission.

Please read the prospectus carefully and contact Stanley Sleve, our Corporate Secretary, or Registrar and Transfer Company, our transfer agent, with any questions you have before you complete the subscription rights certificate. You are under no obligation to exercise your rights and you can transfer or sell them if you so choose.

Sincerely,

/s/ Mike German

Michael I. German

President & CEO

Note: Corning Natural Gas Corporation has filed a registration statement, including the attached prospectus, with the Securities and Exchange Commission for the offering of subscription rights and the shares of common stock that may be purchased upon exercise of such rights, as described in the prospectus. Before you decide to exercise a subscription right, you should read the prospectus and the other documents we have filed with SEC for more complete information about the Company and the offering. You may get these documents for free by visiting the SEC website http://www.sec.gov. Alternatively, the Company or Registrar and Transfer Company will arrange to send you another copy of the prospectus and any documents incorporated by reference in the registration statement by calling 1-800-368-5948.